Philip B. Schwartz Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095

August 28, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc.

Post-Effective Amendment No. 5 on Form S-3 to

Registration Statement on Form S-1

File No. 333-180617

Dear Mr. Riedler:

We are responding to your letter, dated August 23, 2012 (the “Letter”), to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”). The following responses are made on the Company’s behalf:

Incorporation by Reference, Page 31

1.	Please amend this filing to include the Current Report on Form 8-K you filed on August 15, 2012 among the documents you are incorporating by reference.

Company’s Response

The Company has filed Post-Effective Amendment No. 5 on Form S-3 to its Registration Statement on Form S-1 to incorporate the Current Report on 8-K filed on August 15, 2012 by reference into the Registration Statement.

Recent Activities

On August 28, 2012, the Company entered into subscription agreements with investors who agreed to purchase an aggregate of 4,000,000 shares of the Company’s common stock and common stock purchase warrants to purchase an aggregate of 1,200,000 shares of the Company’s common stock for a combined purchase price of $1.50 per share and corresponding warrant, or an aggregate of $6 million in gross proceeds. The shares and warrants offered in this registered direct public offering were registered for sale under the Company’s Registration Statement on Form S-3 (File No. 333-170945) which became effective on December 15, 2010. A prospectus supplement with respect to this registered direct public offering was filed earlier today, along with a Form 8-K (which included as exhibits copies of the pertinent agreements relating to this offering).

akerman.com

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

August 28, 2012

This Post-Effective Amendment No. 5 on Form S-3 to Form S-1 Registration Statement (File No. 333-180617) has been updated to report on the Company’s August 28, 2012 registered direct public offering. There are also changes made throughout this Post-Effective Amendment No. 5 to reflect the impact of today’s registered direct public offering on the Company.

* * *

The Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip. B. Schwartz

Philip B. Schwartz